UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On August 4, 2022, Purchaser, Parent, and SBP extended the Offer to 05:00 p.m., Eastern Time, on September 19, 2022, unless further extended. The Offer was previously set to expire at one (1) minute past 11:59 p.m., Eastern Time, on August 3, 2022. The Depositary has advised Purchaser, Parent, and SBP that, as of 11:59 p.m., Eastern Time, on August 3, 2022, 13,026,582 Shares had been tendered pursuant to the Offer, and approximately 2,704,867 Shares tendered pursuant to a notice of guaranteed delivery.

On August 4, 2022, Parent, SBP and the Company announced an extension of the Expiration Date of the Offer to 05:00 p.m., Eastern Time, on September 19, 2022, unless further extended.

The full text of the announcement of the extension is attached as Exhibit (a)(5)(d) to the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The last four paragraphs of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and restated in their entirety to read as follows (new language bolded and underlined; deleted language struck through):

Certain Litigation

On July 12, July 18, July 20, and July 22, 2022, four purported stockholders of the Company filed separate lawsuits against the Company and certain of its current and former directors and officers in the federal district court for the Southern District of New York, captioned Mark Diebolt v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-05941 (the “Diebolt Complaint”), Amber Johnson v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06103 (the “Johnson Complaint”), Jacob Wheeler v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-00950 (the “Wheeler Complaint”), and Sam Carlisle v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06253 (the “Carlisle Complaint,” and together with the Diebolt Complaint, Johnson Complaint, and Wheeler Complaint, the “Complaints”), respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9 promulgated thereunder and Section 20(a) of the Exchange Act. Each lawsuit alleges that the Schedule 14D-9 filed by the Company on July 7, 2022 is materially incomplete and misleading and seeks to enjoin the Offer until the purported deficiencies in the 14D-9 are corrected, or alternatively, seeks monetary damages if the Offer is consummated. The plaintiffs also seek fees and costs incurred in bringing the Complaints. The defendants believe the claims asserted in the Complaints are without merit.

The Company has also received demand letters from ~~seven~~eight purported shareholders (collectively, the “Demand Letters”) separately ~~(collectively, the “Demand Letters”)~~ requesting that the Company provide additional disclosures in connection with the Merger.

The Company and the defendants named in the Complaints and the Demand Letters believe that the claims asserted in the Complaints and the Demand Letters are without merit.

Additional lawsuits arising out of or relating to the Offer may be filed and other demand letters may be received in the future. If additional similar complaints are filed or demand letters are received, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO.

Exhibits (a)(1)(a) through (a)(1)(e) to the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in such Exhibits (a)(1)(a) through (a)(1)(e)) are hereby amended and supplemented as follows:

All references regarding the scheduled expiration of the Offer being “one (1) minute past 11:59 p.m., Eastern Time, on August 3, 2022” set forth in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “05:00 p.m., Eastern Time, on September 19, 2022”.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(a)(5)(d)	Joint Press Release Announcing Extension of the Offer, issued by Parent, SBP and the Company on August 4, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Notice of Guaranteed Delivery.*

(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022. *

(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*
(a)(5)(d)	Joint Press Release Announcing Extension of the Offer, issued by Parent, SBP and the Company on August 4, 2022.**
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*

(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Neil Brewis.*
(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.*
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.*

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table.*
____________________ *Previously filed. **Filed herewith.